OTC BB: **MMED**



MIDAS MEDICI
Group Holdings, Inc.

Investor Presentation

Q2 2011

Confidentiality Statement

This presentation contains certain "forward-looking statements," which are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and Rule 3b-6 of the Securities and Exchange Act of 1934. Expressions of future goals and similar expressions reflecting something other than historical fact are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements. These forward-looking statements involve a number of risks and uncertainties that could cause actual results to differ materially from those currently anticipated. Factors that could cause or contribute to such differences include, but are not limited to, market acceptance of products, services and technologies, competitive factors, financial market conditions, the Company's ability to continue to secure adequate sources of financing and other risk factors described in the Company's filings with the Securities and Exchange Commission. The Company undertakes no obligations to revise or update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this presentation.



MIDAS MEDICI
Group Holdings, Inc.

Every morning in Africa, a gazelle wakes up. It knows it must run faster that the fastest lion or it will be killed. Every morning a lion wakes up. It knows it must outrun the slowest gazelle or it will starve to death.

The Moral:
It doesn't matter if you are a lion or a gazelle. When the sun comes up, you better be running.



ENABLING THE GREEN IT RENAISSANCE



MIDAS MEDICI
Group Holdings, Inc.

The Company

- Midas supplies Green IT solutions for virtualization, cloud computing and data management

- Works with utilities and institutions to transform the electric grid using digital technologies

- Positioned to exploit $3.6+ trillion worldwide IT industry through markets like cloud computing, which is growing at 36% CAGR (Source: Gartner)

- Poised to capitalize on the $6 trillion global Smart Grid market (Source: International Energy Agency)

- Formed by veteran green IT and energy executives with 60+ years of combined experience

- Diverse customer base of 700+ clients

ENABLING THE GREEN IT RENAISSANCE



MIDAS MEDICI
Group Holdings, Inc.

Vital Statistics (As of February 16, 2011)

- Stock Symbol: MMED

- Exchange: OTCBB

- Recent Price: $2.01

- 52-Week Range: $2.00 to $4.75

- Shares Out: 7.5 million

- Industry: Green IT / Smart Grid

- Headquarters: New York



ENABLING THE GREEN IT RENAISSANCE

MIDAS MEDICI
Group Holdings, Inc.

Management Team



Nana Baffour, CFA
CEO and Co-Founder

- Led $600 million in acquisitions as a Managing Principal and Co-Founder of Knox Lawrence International. Operating roles have included Executive Chairman, President, and CEO for different energy services companies.

- Former investment banker at Credit Suisse First Boston in Europe and the US, with direct involvement in over $10 Billion of M&A and financing transactions including over $1 billion in energy services and clean energy

- MBA, Stern School of Business, NYU; MS Economics, UNC-Charlotte; BA Economics, Lawrence University

ENABLING THE GREEN IT RENAISSANCE

MIDAS MEDICI
Group Holdings, Inc.

Management Team



Johnson Kachidza
President, CFO and
Co-Founder

- Led $600 million in acquisitions as a Managing Principal and Co-Founder of Knox Lawrence International. Operating roles have included Executive Chairman, CFO and Treasurer for different energy services companies.

- Former investment banker at JP Morgan Chase and Merrill Lynch with direct involvement in over $10 billion of M&A and financings. Former engineer at GE - Holder of US patent #5686795 for product design in fluorescent lamp technology

- MBA, University of Chicago; MS Materials Engineering, University of Illinois; BA Chemistry, Knox College

ENABLING THE GREEN IT RENAISSANCE

MIDAS MEDICI
Group Holdings, Inc.

Management Team



Frank Asante-Kissi
Chief Administrative Officer

- Served as Chief Operating Officer and as a consultant of Knox Lawrence International, an energy services investment company that has completed over $600 million in acquisitions

- Former Senior Business Analyst at Citigroup; led several process improvement and industry benchmarking initiatives

- Former software developer and development consultant

- MBA, Lally School of Management and Technology, RPI; BA Mathematics & Computer Science, Lawrence University

ENABLING THE GREEN IT RENAISSANCE

MIDAS MEDICI
Group Holdings, Inc.

Management Team



Bob McCarthy
Executive
Vice President

- Currently serving as President of Consonus Technologies, Inc., Midas' subsidiary and a national provider of reliable data center services and resilient IT infrastructure solutions.

- Former CEO, and board member of Ring 9, Inc., a provider of voice over IP services,

- Former Vice President for the Florida and Caribbean markets for CA, Inc. (formerly Computer Associates)

- MBA, Cornell University; Bachelors and Masters in Electrical Engineering, Cornell University.

ENABLING THE GREEN IT RENAISSANCE

 MIDAS MEDICI
Group Holdings, Inc.

Midas Brings Unique Solutions to IT and Energy

- **Virtualization:** assessment, optimization, cost containment

- **Cloud Computing:** manage business efficiency, innovative solutions

- **Data Management:** hosting and "green" hosting

- **Managed Services:** storage, security, backup, energy efficiency

- **Smart Grid Solutions:** consulting, smart meters, industry data, regulatory



ENABLING THE GREEN IT RENAISSANCE

MIDAS MEDICI
Group Holdings, Inc.

Corporate Drivers

- High-growth, acquisition-based strategy

- Experienced management team and relationships throughout the green IT and Smart Grid industries

- Recurring revenues for managed services and various consulting contracts

- Longstanding list of 700+ clients include well-known Fortune 1000 enterprises

- Highly experienced staff with deep knowledge of IT and Smart Grid sectors

- Advisory services practice allows Midas to leverage decision makers into additional opportunities

ENABLING THE GREEN IT RENAISSANCE

 **MIDAS MEDICI**
Group Holdings, Inc.

Industry Drivers

- **IT Services:** Worldwide IT industry to reach $3.6 trillion by 2011 (Source: Gartner)

- **Green IT:** 97% of companies are at least discussing a Green IT strate
  (Green IT Report Regional Data – U.S. and Canada, Symantec, 2009)

- **Data Centers:** Data centers are one of the fastest growing power consumption sectors

- **Smart Grid:** $6 trillion in new grid investment is required between 2008 and 2030
  (Source: International Energy Agency)



ENABLING THE GREEN IT RENAISSANCE

MIDAS MEDICI
Group Holdings, Inc.

The Green IT Revolution

- Worldwide IT industry to increase 5.1% to $3.6 trillion in 2001
(Source: Gartner)

- Virtualization and cloud computing expected to grow faster than the overall industry

- Enterprises using virtualization and cloud computing to take advantage of cost-cutting and to remain competitive

- Cloud infrastructure to grow at a 35.6% CAGR to $8.1 billion by 2013
(Source: Gartner)



ENABLING THE GREEN IT RENAISSANCE

MIDAS MEDICI
Group Holdings, Inc.

Budgets for Green IT Increasing

- Green IT budgets rising – **72%** of companies will increase Green IT budgets over the next 12 months
  (Source: Green IT Report Regional Data – U.S. and Canada, Symantec, 2009)


Decreasing by more than 10%
Decreasing by 5 - 10%
Decreasing by 1 - 5%
Staying the Same
Increasing by 1 - 5%
Increasing by 6 - 10%
Increasing by more than 10%
0%
5%
10%
15%
20%
25%
30%
35%

MIDAS MEDICI Group Holdings, Inc.

Data Center Growth

- Highly energy-intensive and rapidly growing

- 10 to 100 times more energy consumption per sq. ft. than office building
  ("Data Center Energy Consumption Trends." DOE)

- Large potential impact on electricity supply and distribution

- At current rates, power requirements could double in 5 years.

- Data centers use 1.5% of total US electrical output, with forecasts for higher levels
  (Source: : Creating Energy-Efficient Data Centers, DOE, 2007)



ENABLING THE GREEN IT RENAISSANCE

MIDAS MEDICI
Group Holdings, Inc.

Global Digital Usage Growing Exponentially

- The world-wide digital universe is expected to grow 44x by 2020
  (Source: : IDC, May 2010; The Digital Universe Decade – Are You Ready?, Gartner, Aug, 2010; Hyperdigitalization Creates Major Opportunity for IT Service Providers)



ENABLING THE GREEN IT RENAISSANCE

MIDAS MEDICI
Group Holdings, Inc.

Smart Grid Technology

- Smart Grid Technology to make data center investments more energy efficient

- $6 trillion in new grid investment is required between 2008 and 2030
  (Source: International Energy Agency)

- Legislation to help drive Smart Grid adoption (i.e. EPA Act of 2005, EISA Act of 2007 and ARRA Stimulus Plan)

- Utilities and governments must look for expertise to implement Smart Grid technology

- U.S. market for Smart Grid enabling technologies will grow at a 15.3% CAGR to $39.4 billion in 2014
  (Source: BCC Research)



ENABLING THE GREEN IT RENAISSANCE

MIDAS MEDICI
Group Holdings, Inc.

Implementing the Smart Grid

- Smart Grid technology such as smart metering is expected to see large gains



ENABLING THE GREEN IT RENAISSANCE

MIDAS MEDICI
Group Holdings, Inc.

Strong Brands in Green IT and Smart Grid Solutions



- Offers solutions that optimize IT infrastructure and data center investments

- 24x7 technical support

- Virtualization and cloud-based solutions allow businesses to be agile and support growth

- Provides advanced IT support while remaining technology and location agnostic

ENABLING THE GREEN IT RENAISSANCE

 **MIDAS MEDICI**
Group Holdings, Inc.



Strong Brands in Green IT and Smart Grid Solutions

UTILIPOINT®
International Inc.

- Customized Smart Grid research, market data and consulting services
- Clients include utilities, regulators, and energy service providers worldwide
- Helps clients conceive, develop, implement and improve Smart Grid and other energy solutions
- Sizable opportunity to leverage projects into Midas' other green IT focused services

20

ENABLING THE GREEN IT RENAISSANCE



MIDAS MEDICI
Group Holdings, Inc.

Value Proposition to Clients

- Address the need for increasing data requirements

- Get highly customized virtualization and cloud computing services

- 24x7 knowledgeable customer support

- Alleviate cost and resource burden that in-house IT demands

- Cut energy usage and maximize productivity

- Join 700+ clients that benefit from Midas' IT and energy services



ENABLING THE GREEN IT RENAISSANCE

MIDAS MEDICI
Group Holdings, Inc.

Competitive Advantages

- Comprehensive suite of Green IT infrastructure services and Smart Grid technology

- Broad IT service offering organized into customized solution sets

- Diverse and loyal customer base in key geographic markets

- Strong brands in both IT and energy industries

- Experienced and dedicated management team, with strong M&A experience



ENABLING THE GREEN IT RENAISSANCE

MIDAS MEDICI
Group Holdings, Inc.

Customer Optimized IT Delivery Model

- Latest virtualization and cloud computing technology provides clients with efficient and cost-effective services



Customer Data Center
Server, Storage and Software Solutions
Remote Backup and Replication
Managed Services
Virtualization
Partner Data Center
Co-Location
Optimized Network
Managed Services
Virtual/Shared Data Center
Remote Backup and Replication
Virtual Business Community (VBC)
Managed Services
Customer Optimized Today. Transformative for Tomorrow.
ASSESS
ARCHITECT
PROCURE
DEPLOY
SUPPORT
HOST
MANAGE
INNOVATE

MIDAS MEDICI Group Holdings, Inc.

Impressive Customer Base

- Midas has over 700 clients, from Fortune 1000 enterprises to mid-sized businesses



! "#$%&' (

Pepsi, SRP (Delivering more than power.™), Direct Energy (Simple. Friendly. Direct.), at&t, ALLETE, FPL, Gazprom, FERC, Oracle, national grid (The Power of Action), Progress Energy, Lord (AskUsHow™), International Monetary Fund, redhat, Puget Sound Energy (PSE), American Kennel Club, PBS, Häfele, priceline.com (no one deals like we do)

) * +&%$+' (

Symantec, Brocade, Sun Oracle, NetApp, vmware, hp

24

ENABLING THE GREEN IT RENAISSANCE

MIDAS MEDICI Group Holdings, Inc.

Organic and Acquisition-Based Growth

- Recurring revenues for managed services, cloud computing, virtualization and various consulting contracts

- High-growth, acquisition-based strategy is a cornerstone of Midas' future business

- Management's knowledge of green IT and regulatory framework provides skills to target / implement M&A opportunities

- International expansion in select emerging markets: Asia, Latin America, Africa and Eastern Europe



MIDAS MEDICI
Group Holdings, Inc.

Investment Highlights

- High-growth, acquisition-based strategy

- Worldwide IT industry to reach
  $3.6 trillion by 2011
  (Source: Gartner)

- $6 trillion in new grid investment is
  required between 2008 and 2030
  (Source: International Energy Agency)

- Experienced management team in
  green IT and Smart Grid industries

- Recurring revenues for managed services
  and various consulting contracts

- 700+ clients including well-known
  Fortune 1000 enterprises



MIDAS MEDICI
Group Holdings, Inc.

Thank you for your time.

Corporate Contact

Midas Medici Group Holdings, Inc.

Johnson Kachidza, CFO

212.792.0920

www.midasmedici.com

Investor Relations

Trilogy Capital Partners

Darren Minton, President

212.521.4405

info@trilogy-capital.com



ENABLING THE GREEN IT RENAISSANCE

 **MIDAS MEDICI** Group Holdings, Inc.